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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

AMTECH SYSTEMS, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
032332-50-4
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	032332-50-4

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		515,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		515,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

515,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 4 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on May 2, 2005 (the “Schedule 13D”), as amended May 15, 2006, June 27, 2006, and November 27, 2006, with respect to shares of the Common Stock, $.01 par value (“Common Stock”), of Amtech Systems, Inc., an Arizona corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety to read as follows:
Item 4. Purpose of the Transaction
On February 1, 2007, the Issuer sold 2,625,000 shares of Common Stock in an underwritten public offering, which increases the Issuer’s issued and outstanding shares to 6,101,042 shares of Common Stock issued and outstanding.
Item 5. Interest in Securities of the Issuer
As of February 1, 2007, the Reporting Person may be deemed to beneficially own an aggregate of 515,000 shares of Issuer’s Common Stock, representing approximately 8.4% of the total shares of Common Stock issued and outstanding.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase Date	No. of Shares	Price Per Share	Aggregate Consideration
12/22/2006	3,389	$7.0991	$24,058.85
1/11/2007	2,000	$6.9705	$13,941.00
1/12/2007	4,600	$6.9730	$32,075.80
1/16/2007	399	$6.9900	$2,789.01
1/17/2007	4,000	$6.8711	$27,484.40
1/18/2007	3,000	$6.7813	$20,343.90
1/19/2007	13,558	$6.8000	$92,194.40
The Common Stock was sold and purchased as set forth above by Amtech Investments, LLC, an entity controlled by the Reporting Person.
The Reporting Person has not purchased or sold any other shares of Common Stock of the Issuer during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2007	/s/ Richard L. Scott
Richard L. Scott

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